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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-17103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Mizell (804) 780-2089

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	Virginia	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

JD 3/15/10

OATH OR AFFIRMATION

I, Robert F. Mizell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.



VIRGINIA BURN WORTHAM
NOTARY PUBLIC
MY
COMMISSION
NUMBER
7268235
COMMONWEALTH OF VIRGINIA

Signature

Chief Financial Officer, Executive Vice President

Title

Virginia Burn Wortham

Notary Public

My commission expires: May 31, 2013.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC
AND SUBSIDIARIES

Table of Contents



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Davenport & Company LLC:

We have audited the accompanying consolidated statements of financial condition of Davenport & Company LLC and subsidiaries (the Company) as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Davenport & Company LLC and subsidiaries as of December 31, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

DAVENPORT & COMPANY LLC
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2009 and 2008

Assets		2009	2008
Cash and cash equivalents (notes 2 and 10)	$	2,928,046	11,476,438
Cash segregated under federal and other regulations (note 3)		2	2
Deposits with clearing organizations and others		1,312,623	1,757,189
Receivable from broker-dealers and clearing organizations (note 4)		72,731	287,113
Receivable under securities borrowed agreements (note 10)		315,900	113,100
Receivable from customers (note 5)		50,858,137	56,168,469
Receivable from noncustomers (note 5)		1,231,273	577,552
Marketable securities owned, at fair value (notes 6 and 11)		25,874,434	7,190,099
Furniture, equipment, software, and leasehold improvements, at cost (less accumulated depreciation and amortization of $11,200,106 in 2009 and $10,931,984 in 2008) (note 7)		3,319,187	3,008,841
Notes receivable from employees (note 2)		5,219,881	4,232,080
Prepaid expenses and other assets		5,104,399	5,330,238
	$	96,236,613	90,141,121
Liabilities and Members' Interest			
Short-term bank loans (note 8)	$	11,755,000	100,000
Drafts payable		11,513,373	9,363,306
Members' interest payable		3,531,491	—
Payable to broker-dealers and clearing organizations (note 4)		657,046	2,259,913
Payable to customers (notes 5 and 10)		19,230,817	27,108,881
Payable to noncustomers (note 5)		216,559	966,039
Securities sold, not yet purchased, at market value (notes 6 and 12)		74,957	42
Accounts payable, accrued expenses, and other liabilities		9,171,131	11,121,009
		56,150,374	50,919,190
Members' interest		40,086,239	39,221,931
Commitments and contingent liabilities (notes 6, 10, 11, and 12)			
	$	96,236,613	90,141,121

See accompanying notes to consolidated statements of financial condition.

(1) Organization and Nature of Business

Davenport & Company LLC (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp., and DAVA Corp. (collectively, the Members) who have membership interests of 70%, 18%, and 12%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company. Davenport Financial Advisors LLC (DFA) and Davenport Trust Company (DavTrust) are wholly owned subsidiaries of Davenport & Company LLC. DFA is engaged in the appraisal of businesses and their securities in connection with estate and gift tax, equitable distribution, acquisition advisory, the purchase and sale of listed and unlisted securities, litigation support and other purposes. The services and responsibilities of DFA are separate from those of Davenport & Company LLC, notwithstanding the fact that DFA and Davenport & Company LLC may share employees and facilities. DavTrust is a wholly owned North Carolina corporation formed in 2009 to be the trustee of Davenport's individual retirement accounts. It was capitalized in December 2009 with $1.5 million, which was held in a local bank account as of year-end. DavTrust had not begun operations as of December 31, 2009.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statements of financial condition include the accounts of the Company and its wholly owned subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services. All material intercompany balances and transactions are eliminated in consolidation.

(b) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(c) Fair Value

On January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820-10 also establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements (note 6). The adoption of this standard did not have a material impact on the Company's financial position, results of operations, or cash flows.

(Continued)

The Company carries cash and cash equivalents, cash segregated under federal and other regulations, securities owned, and securities sold, not yet purchased at fair value. Receivables from brokers-dealers and clearing organizations, receivable under securities borrowed agreements, receivable from customers, receivable from noncustomers, short-term bank loans, drafts payable, payable to brokers-dealers and clearing organizations, payable to customers, and payable to noncustomers are recorded at their carrying amounts, which approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or variable interest rates of many of these instruments.

(d) Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the settlement date, which is not materially different from the trade date.

Marketable securities are recorded at estimated fair value.

(e) Collateral

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

(f) Income Taxes

Income taxes are not reflected in the accompanying consolidated statements of financial condition as the responsibility for income taxes is that of the Members and not of the Company.

(g) Furniture, Equipment, Software, and Leasehold Improvements

The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, four years for quotation equipment, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(h) Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

(i) Notes Receivable from Employees

From time to time, the Company issues loans to employees. Some of these loans are non-negotiable and forgiven over a pre-determined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Forgiveness of the principal and interest amounts will appear as non-cash compensation to the employee in each monthly paycheck.

(Continued)

(j) ***Use of Estimates***

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) Recently Issued Accounting Standards

In June 2006, the FASB issued ASC 740-10, related to *Accounting for Uncertain Tax Positions*. On December 30, 2008 the Board deferred the application of ASC 740-10 to fiscal years beginning after December 15, 2008, to provide additional time to develop guidance on the application of ASC 740-10 by pass-through entities and not-for-profit organizations. The Company elected to defer application of this standard and adopted the provision of the Standard on January 1, 2009. ASC 740-10 requires that a tax position be recognized or derecognized based on a more likely than not threshold. This applies to positions taken or expected to be taken on a tax return. The Company analyzed filing positions in all of the federal and state jurisdictions where they are required to file income tax returns, including its status as a pass-through entity. The only periods subject to examination for federal and state tax returns are the 2006 through 2009 tax years. The Company believes its income tax filing positions, including its status as a pass-through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial position. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded pursuant to the adoption of this statement. In addition, there was no cumulative effect adjustment related to the adoption.

(l) Reclassifications

Certain reclassifications have been made for the year ended December 31, 2008 to conform with classifications adopted in 2009.

(3) Cash Segregated under Federal and Other Regulations

Cash of $2 at December 31, 2009 and 2008, respectively, has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009 and 2008 consisted of the following:

		2009	
		Receivable	Payable
Securities failed to deliver/receive	$	54,414	287,097
Amounts receivable from/payable to clearing broker		—	9,767
Amounts receivable from/payable to clearing organizations		—	360,173
Other		18,317	9
	$	72,731	657,046

		2008	
		Receivable	Payable
Securities failed to deliver/receive	$	103,524	1,536,855
Amounts receivable from/payable to clearing broker		—	13,716
Amounts receivable from/payable to clearing organizations		183,589	536,852
Other		—	172,490
	$	287,113	2,259,913

The Company clears certain of its transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(5) Receivables from and Payable to Customers and Noncustomers

Amounts receivable from and payable to customers and noncustomers (principally directors of the Company) include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the consolidated statements of financial condition and may be repledged by the Company. See further discussion of collateral at notes 8 and 11.

(6) Securities Owned and Securities Sold, Not Yet Purchased

(a) Securities owned and securities sold, not yet purchased, consisted of trading securities at December 31, 2009 and 2008 as follows:

	2009	2008
Owned:		
Marketable securities, at market value:		
State and municipal obligations (primarily located in the Commonwealth of Virginia)	$ 10,736,578	4,382,387
Auction rate preferred securities	14,310,000	—
U.S. government agency obligations	—	1,331,805
Corporate bonds	—	560,459
Corporate stocks	827,856	915,448
	$ 25,874,434	7,190,099
Sold, not yet purchased at market value – corporate stocks	$ 74,957	42

(b) On January 1, 2008, the Company adopted the provisions of ASC 820-10, *Fair Value Measurement*. The fair values of the financial instruments shown in the above table as of December 31, 2009 represent management's best estimates of the amounts that would be received to sell those assets in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs.

ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
- Level 3 inputs are unobservable inputs.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009:

		Fair value measurements at reporting date using		
	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Trading securities:				
State and municipal obligations	$ 10,736,578	—	10,736,578	—
Auction rate preferred securities	14,310,000	—	—	14,310,000
Corporate stocks	827,856	742,285	—	85,571
Total	$ 25,874,434	742,285	10,736,578	14,395,571
Liabilities:				
Securities sold not yet purchased:				
Corporate stocks	$ 74,957	74,957	—	—

The following table summarizes Level 3 assets measured at fair value on a recurring basis for the year ended June 30, 2009:

Assets:	
Beginning balances as of January 1, 2009	$ —
Total realized and unrealized gains and (losses) included in net income	(1,590,000)
Purchases, issuances, and settlements into (out of) Level 3	15,900,000
Transfers in (out of) Level 3	85,571
Ending balance as of December 31, 2009	$ 14,395,571
Net unrealized gains/losses included in net income for the period relating to assets held at December 31, 2009	$ 1,590,000

(Continued)

(7) Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are summarized as follows:

	2009	2008
Furniture	$ 3,792,596	3,627,413
Equipment	4,727,429	4,351,000
Software	2,776,950	2,743,430
Leasehold improvements	3,222,318	3,218,982
	14,519,293	13,940,825
Less accumulated depreciation and amortization	11,200,106	10,931,984
Total furniture, equipment, software, and leasehold improvements, net	$ 3,319,187	3,008,841

(8) Short-Term Bank Loans

Short-term bank loans are used to finance loans to customers and noncustomers who have purchased securities under margin agreements and to finance trading and investment securities. These loans are generally made at the short-term collateralized borrowing rate (1.12% and 0.59% at December 31, 2009 and 2008, respectively) and are payable on demand. In addition, the Company has a $1 million unsecured line of credit with a commercial bank.

Short-term bank loans and related collateral outstanding at December 31, 2009 and 2008 were as follows:

	Loans		Collateral	
	2009	2008	2009	2008
Collateralized by company securities	$ 8,955,000	—	10,410,011	—
Collateralized by customer securities	2,550,000	—	8,293,620	—
Collateralized by noncustomer securities	150,000	—	209,489	—
Unsecured line of credit	100,000	100,000	—	—
	$ 11,755,000	100,000	18,913,120	—

(9) Subordinated Borrowings

The Company has approval from the NYSE for a Revolving Note and Cash Subordination Agreement (the Agreement) with a bank for up to $7,500,000. There were no amounts outstanding under the Agreement at December 31, 2009 or 2008, respectively.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Securities Borrowing Activities

Securities borrowed are generally reported as collateralized financing transactions and are recorded in the accompanying consolidated Statement of Financial Condition at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Cash deposited with lenders under securities borrowing agreements totaled $315,900 and $113,100 at December 31, 2009 and 2008, respectively. The fair value of the underlying securities used by the Company primarily to effectuate short sales made by customers approximated $305,652 and $111,987 at December 31, 2009 and 2008, respectively.

(11) Financial Instruments

The financial instruments of the Company are reported in the consolidated statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statements of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to year-end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the

(Continued)

customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's policy of maintaining custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

(12) Commitments and Contingencies

The Company leases its office space and certain office equipment and software under operating leases expiring at various dates through 2019. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2009 are as follows:

2010	$	3,546,190
2011		3,257,628
2012		2,297,780
2013		957,217
2014		584,762
2015 and thereafter		1,076,437
Total minimum lease payments	$	11,720,014

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

The Company, on its own behalf, is offering to purchase municipal auction rate preferred securities (ARPS) issued and distributed by Nuveen Investments, LLC, and sold by the Company to clients prior to

February 12, 2008, the auctions for which are not clearing. To be eligible for this offer, the eligible securities must have been issued by Nuveen Investments LLC and sold to an account of the Company prior to February 12, 2008. The Company is offering to purchase from eligible holders all eligible securities, at par value plus accumulated dividends, if any, to the payment date. The Company's customers still owned approximately $9.1 million of Nuveen ARPS as of December 31, 2009.

(13) Variable Interest Entities (VIEs)

The Company has determined that two entities in which it is the managing member meet the definition of a VIE. However, after further guidance and analysis, the Company is not the primary beneficiary of these entities and accordingly, does not consolidate its financial interest in these entities. The entities are limited liability companies, which invest in marketable securities. These limited liability companies have assets of approximately $72,288,000 and $53,472,000 at December 31, 2009 and 2008, respectively. The Company has no exposure to loss as it has no capital invested in the entities. Management fees received by the Company from these entities were approximately $898,000 and $1,243,000 for the years ended December 31, 2009 and 2008, respectively.

(14) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1 and the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiaries maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rules also provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2009, the Company's net capital, as defined, of $20,075,475 was 40% of aggregate debit balances and was $18,575,475 in excess of the minimum net capital required. At December 31, 2008, the Company's net capital, as defined, of $25,186,185 was 48% of aggregate debit balances and was $23,686,185 in excess of the minimum net capital required.

The Members have agreements with holders of all their outstanding common stock, whereby the Members are required to repurchase the stock in the event of the stockholder's death or retirement. The Company has agreements with the Members, whereby it will distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of the New York Stock Exchange, Inc. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's board of managers, respectively.

(Continued)

During the years ended December 31, 2009 and 2008, cash distributions of Members' interests were as follows:

		2009	2008
Income accumulated in prior year distributed to members during the current year	$	—	1,583,995
Income accumulated in the current year distributed to members during the current year		3,527,452	5,589,975
Repurchase of members' units for redemption of members' common stock		465,700	1,325,320
Total cash distributions of members' interest	$	3,993,152	8,499,290

(15) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2009 financial statements through February 26, 2010, the date the financial statements were issued. Since December 31, 2009, the auction rate preferred securities continue to be redeemed by Nuveen. As of February 26, 2010, Davenport held $20.2 million of ARPS in firm inventory and $2.6 million were held in customer accounts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Davenport & Company LLC:

In planning and performing our audit of the consolidated statements of financial condition of Davenport & Company LLC and subsidiaries (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purposes of expressing our opinion on the consolidated statements of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is



subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010



DAVENPORT & COMPANY LLC
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)

And

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

PUBLIC